Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (U801)

Offering Period: March 4, 2013—March 22, 2013
18 Month High/Low Coupon Callable Yield Notes
Linked to the United States Oil Fund, LP and the Market Vectors Gold Miners ETF

Return Profile

•	18 month High/Low Coupon Callable Yield Notes linked to the performance of the United States Oil Fund LP and the Market Vectors Gold Miners ETF.
•	Interest payments will be paid quarterly in arrears at the Applicable Rate per annum, calculated on a 30/360 basis, subject to Early Redemption.
•	If a Knock-In Event does not occur, investors will be entitled to receive their principal amount at maturity.
•	If a Knock-In Event occurs, the payment at maturity will be determined by the Underlying Return of the Lowest Performing Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Terms & Knock-In Event

Issuer:	Credit Suisse AG ("Credit Suisse"), Nassau Branch.
Trade Date:	Expected to be March 25, 2013.
Settlement Date:	Expected to be March 28, 2013.
Underlyings:	The United States Oil Fund LP and the Market Vectors Gold Miners ETF.
Applicable Rate:	• If a Knock-In Event does not occur, the Applicable Rate is expected to be between [8.50 - 10.50]% per annum (to be determined on the Trade Date).
• If a Knock-In Event occurs during any Observation Period, the Applicable Rate for the corresponding interest period and each subsequent interest period is expected to be 1.00% per annum (to be determined on the Trade Date).
Interest will be calculated on a 30/360 basis.
Interest Payment Dates:	June 28, 2013, September 30, 2013, December 30, 2013, March 28, 2014, June 30, 2014 and the Maturity Date, unless redeemed earlier.
Observation Dates:	June 25, 2013, September 25, 2013, December 24, 2013, March 25, 2014, June 25, 2014, and the Valuation Date
Early Redemption:	Prior to the Maturity Date, the Issuer may redeem the securities on any Interest Payment Date scheduled to occur on or after June 28, 2013 upon notice on or before the relevant Early Redemption Notice Date at 100% of the principal amount plus accrued but unpaid interest.
Early Redemption Notice Dates:	June 25, 2013, September 25, 2013, December 24, 2013, March 25, 2014, or June 25, 2014, as applicable.
Knock-In Level:	For each Underlying, approximately 60.0% of the Initial Level for such Underlying (to be determined on the Trade Date).
Knock-In Event:	A Knock-In Event occurs if, on any trading day during any Observation Period, the closing level of any Underlying is equal to or less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Early Redemption, for each $1,000 principal amount of securities (a) if a Knock-In Event occurs, $1,000 x (1 + the Underlying Return of the Lowest Performing Underlying); (b) if a Knock-In Event does not occur, $1,000.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, calculated as follows: (Final Level – Initial Level)/Initial Level; subject to a maximum of zero.
Observation Period:	There are six quarterly Observation Periods; the first Observation Period will be from but excluding the Trade Date, to and including the first Observation Date. Each subsequent Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.
Valuation Date:	September 24, 2014
Maturity Date:	September 29, 2014
CUSIP:	22546T3D1

Benefits

•	Offers the potential for above-market interest payment versus ordinary fixed income investments.
•	Reduced downside risk due to a 40.00% contingent buffer.

Hypothetical Returns at Maturity

Percentage	Underlying Return	Redemption	Redemption
Change from the	of the Lowest	Amount per	Amount per
Initial Level to the	Performing	$1,000 Principal	$1,000 Principal
Final Level of the	Underlying	Amount	Amount
Lowest		(Knock-In Event	(Knock-In Event
Performing		Does Not	Occurs)(1)(2)
Underlying		Occur)(1)(2)
50%	0%	$1,000	$1,000
40%	0%	$1,000	$1,000
30%	0%	$1,000	$1,000
20%	0%	$1,000	$1,000
10%	0%	$1,000	$1,000
0%	0%	$1,000	$1,000
-10%	-10%	$1,000	$900
-20%	-20%	$1,000	$800
-30%	-30%	$1,000	$700
-40%	-40%	N/A	$600
-50%	-50%	N/A	$500

(1)	Does not include any expected interest payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

•	Investment may result in a loss of up to 100% of principal.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon Early Redemption.
•	If a Knock-In Event occurs during any Observation Period, the Applicable Rate for the corresponding interest period and each subsequent interest period is expected to be 1.0% per annum (to be determined on the Trade Date).
•	The Redemption Amount will be less than the principal amount even if only one Underlying causes a Knock-In Event and the Final Level of only one Underlying is less than its Initial Level.
•	If a Knock-In Event occurs and the Final Level of the Lowest Performing Underlying is less than its Initial Level, the return will be based on the Lowest Performing Underlying.
•	The securities are subject to Early Redemption, which may limit an investor’s ability to accrue interest over the full term of the securities

(See “Additional Risk Considerations” on the next page.)

Product Summary

Horizon	18 Month
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET

Offering Period: March 4, 2013—March 22, 2013

18 Month High/Low Coupon Callable Yield Notes

Additional Risk Considerations

·	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.
·	Anti-dilution protection is limited.
·	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
·	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
·	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate.

In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.

·	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement March 4, 2013, Underlying Supplement dated November 19, 2012, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010313001500/dp36722_424b2-u801.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.